Filed by aaiPharma Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: aaiPharma Inc.
Commission File No. 0-21185

Subject Company: CIMA LABS INC.
Commission File No. 0-24424

     In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma Inc. (“aaiPharma”) and CIMA LABS INC. (“Cima”) are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, aaiPharma and Cima and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Holding Company, aaiPharma and Cima with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors also may access free copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com or upon written request to aaiPharma at its address listed above, and investors may access free copies of the documents filed with the SEC by Cima on Cima’s website at www.cimalabs.com or upon written request to Cima at its address indicated above.

     aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima’s stockholders in connection with the proposed transaction is set forth in Cima’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information about these participants is contained in the Current Reports on Form 8-K filed by aaiPharma and Cima on August 5, 2003.

     Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

     Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies’ programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma’s and Cima’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Forward Looking Statements This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed merger of aaiPharma and CIMA. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which aaiPharma or CIMA expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and CIMA to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; a deterioration in the business of aaiPharma and Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and CIMA's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and CIMA do not undertake obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

The aaiPharma Story Fully-aligned, science-based specialty pharmaceutical company Founded by Dr. Fred Sancilio in 1979, IPO in 1996 Innovator with a proven ability to enhance products by applying medical and scientific value Growing portfolio of marketed products Strong financial performance post product acquisition Supported by a very active pipeline Approximately 1,300 employees worldwide, 900 of which are dedicated to science

Strategic Focus Drive revenue growth through acquisitions and commercialization of pipeline products Therapeutic focus: pain management, critical care, and gastrointestinal diseases Acquisition of established brands provides immediate presence in focus therapeutic areas Broad range of research and drug development capabilities drive commercialization of pipeline

Successful Track Record 2000-2002 CAGR Net Revenues: 49% Income from Operations: 422% EPS(1): 532% (1) Before extraordinary loss

Recent Accomplishments Acquired a unique Darvocet(tm) line extension from Athlon Pharmaceuticals Submitted an SNDA for Brethine(r) line extension to FDA Commercially launched Darvon(r) Compound 32 Acquired exclusive rights to an injectable CII pain management methadone product from Roxane Labs Commercially launched Azasan(tm) (75 mg/100 mg) and Calcitriol Injection vial Established a co-promotion alliance with SICOR for Calcitriol Injection vial Submitted an NDA for M.V.I. Adult(tm) to FDA

Planned Milestones 2003-2005 Manufacture and commercially re-launch Methadone Hydrochloride Injection in 3Q 2003 File an SNDA on a new M.V.I.(r) line extension in 2003 File a second Darvon(r)/Darvocet-N(r) line extension in 2003 (CBE-30) File two Darvon(r)/Darvocet-N(r) line extensions in each of 2004 and 2005

Therapeutic Focus Areas Current Focus: Pain Management Critical Care Pipeline Opportunities: Gastrointestinal Diseases

Pain Management Estimated Market Size: $16.9 Billion "Share of Voice" aaiPharma Portfolio of Brands: Darvon(r) and Darvocet-N(r) Family ProSorb-D(tm) Methadone Hydrochloride Injection Evaluating Novel CII & CIII Products Focus:

References: World Health Organization. Cancer Pain Relief. 2nd ed. Geneva: 1996: 18-19. Krames E. Using a pain treatment continuum: A logical and cost-effective approach. In: Raj PP, ed. Practical Management of Pain. 3rd ed. St. Louis, MO: Mosby, Inc; 2000:442. WHO Pain Ladder

U.S. Pain Market Sales 2002 TRX Retail Dol.(000) Total Market = $16.9 B Source: Verispan Source Prescription Audit (SPA)

Sales Growth by Class Total Rx $(000) Source: Verispan Source Prescription Audit (SPA)

Propoxyphene Uses 2002 Source: Verispan Physician Drug & Diagnosis Audit (PDDA)

March '02 June '02 Sept. '02 Dec. '02 March '03 Total Extended Units 21805044 20799188 20810872 22178988 23120540 Source: IMS - NSP Data Product Stabilization: Darvon(r)/Darvocet-N(r)

Product Stabilization: Darvon(r)/Darvocet-N(r) Source: IMS - NPA Data TRx Extended Units (000s)

aaiPharma
DEVELOPING CHEMISTRY INTO MEDICINE

Pain Management Pipeline



Pre-clinical
Phase I
Phase II
Phase III
Pre-filing
Submitted to FDA
Unique Darvocet™ L.E.
Darvon® L.E. #2
ProSorb-D™
Darvon®/Darvocet™ L.E. #3
Darvon®/Darvocet™ L.E. #4
NR
NR
Darvon®/Darvocet™ L.E. #5
NR
NR
Darvon®/Darvocet™ L.E. #6

aaiPharma
DEVELOPING CHEMISTRY INTO MEDICINE

Focus: Critical Care



- *aaiPharma* Portfolio of Brands:
  - M.V.I.® / Aquasol® Family of Products
  - Brethine®
  - Azasan™ (50 mg / 75 mg / 100 mg)
  - Calcitriol Injection

M.V.I(r) / Aquasol(r) Family of Products Acquired from AstraZeneca in 2001 M.V.I.-12(r) and M.V.I.-Pediatric(r) are multivitamin market leaders for patients who require intravenous feeding in which replenishments of nutrients is critical Aquasol A(r) parenteral is an injectable vitamin A formula effective for the treatment of vitamin A deficiency Aquasol E(r) Drops are administered for the treatment of infants, children and adults with a vitamin E deficiency Submitted NDA for M.V.I. Adult(tm) to FDA Anticipated 2003 SNDA filing for a M.V.I.(r) line extension

Brethine(r): Life Cycle Management Acquired from Novartis Pharmaceuticals in 2001 Indicated for the prevention and reversal of bronchospasm associated with bronchitis and emphysema 2002 revenues of $33 million up from $16 million in 2001 Submitted SNDA for: Amp-to-vial New API supplier Pursuit of on-label usage for tocolysis

AzasanTM: Azathioprine 2002 azathioprine market totaled $55 million and continues to grow Indications: Prevention of rejection in kidney transplants and rheumatoid arthritis Most comprehensive, marketed product offering 50 mg / 75 mg / 100 mg 66% of all uses are greater than 100 mg per day More flexible dosing options can equate to enhanced patient compliance

Calcitriol: Market Assessment Liquid, injectable vitamin D product routinely used to treat kidney dialysis patients with low levels of calcium First line extension to aaiPharma's critical care nutrition products 180-days of shared market exclusivity beginning with our launch in late March 2003 Co-promotion agreement with SICOR

Critical Care Pipeline Critical Care Pipeline Brethine(r) L.E. #1 M.V.I. Adult(tm) M.V.I.(r) L.E. Pre-clinical Phase I Phase II Phase III Pre-filing Submitted to FDA

Gastrointestinal (GI) Pipeline Ecabet (TAL JV) Mesalamine (ProLonic(tm)) 6-Omeprazole (ProMelt(r)) Pre-clinical Phase I Phase II Phase III Pre-filing Submitted to FDA

Sales and Marketing Highlights Internalized specialized sales team in 2002 Building an experienced sales team Average professional experience of seven years Certification in pain management expertise Sales team was 80-strong on March 31, 2003 Targeting 150 and 250 professionals by year-end 2003 and 2004, respectively Focus on the highest decile of prescribers of key pain management and critical care products

Research & Development Uniquely positioned R&D platform consisting of: Intellectual property Proprietary drug delivery technologies Near term pipeline of branded line extensions Longer term drug development programs Annual R&D spend of 8-10% of revenues Drug development JV with Tanabe provides access to drug discovery and novel chemical entities

aaiPharma
DEVELOPING CHEMISTRY INTO MEDICINE

Proprietary Drug Delivery Platforms

ProSorb®	Very rapid delivery of drugs orally – e.g., 18 minutes
ProSlo™	Delivers single or combination drug predictably over a long time period, having an immediate and extended release component
ProCore™	Slowly releases drugs over an extended period – e.g., 24 hours
ProSpher™	A single injection releases drugs for up to six months
ProLonic™	An oral dose that delivers drugs at specific times in the colon
ProMelt™	A tablet that disappears in your mouth in seconds but allows the release to be up to 24 hours

D E V E L O P M E N T SE R V I C E S

Leveraging Capabilities Drug Development Expertise SERVICES Royalties and Fees PRODUCTS

AAI Development Services: A Skilled Development Team Scientists 600+ M.D./Ph.D. 95 MS/MA/MBA 160+ Over 1000 global professionals

Regulatory and Consulting Services Consulting services with respect to regulatory affairs, quality compliance and physical and process validations Comprehensive Product Development Platform Phase I - IV Clinical Services Full range of Phase I-IV clinical services to customers in the pharmaceutical, biotechnology and medical device industries Statistical Services Full range of data compilation and data management, including bio-statistical and pharmacokinetic analysis Biopharmaceutical Services BA/BE clinical services, bioanalytical testing and biotechnology analysis and synthesis Formulations Development Clinical Manufacturing Development of oral solid, liquid and parenteral dosage forms employing proprietary and non-proprietary techniques Manufacturing and distribution of blinded clinical trial supplies. Small to medium sized manufacturing of solid, liquid and parenteral dosage forms Analytical Services Method development and validation, drug product and ingredient testing, microbiological support, stability storage & studies, technical support and problem solving

Aligned with Strategy Develop and enhance product knowledge Apply expertise to internal pipeline Foster business to business relationships Facilitate product acquisitions Contribution to EPS

Product Research Royalties East 128.462 82.438 19.61 Product Research Royalties East 27.448 93.199 20.426 Product Research Royalties East 7.341 87.008 9.896 Development Services Product Sales Product Development Fiscal 2000 Fiscal 2002 Fiscal 2001 Evolving Revenue Mix

Net Revenues FY 2000 FY 2001 FY 2002 2Q 2002 2Q 2003 Revenue 104.2 141.1 230.5 61.447 70.751 Net Revenues ($M)

Total Earnings Per Share FY 2000 FY 2001 FY 2002 2Q 2002 2Q 2003 EPS 0.02 0.22 0.8 0.21 0.28 Earnings Per Share ($) (1) (1) Before Extraordinary Loss

Income From Operations FY 2000 FY 2001 FY 2002 2Q 2002 2Q 2003 Product Sales 2 13.2 55.4 16.328 17.384 Income From Operations ($M)

(Dollars in millions) Cash $4.2 $9.0 $6.5 $10.7 $8.1 Debt: Subordinated Notes $173.9 $173.9 $174.0 $174.0 $174.0 Term Loan 92.0 88.0 50.0 48.0 46.0 Revolving Credit Facility 39.0 22.0 47.5 41.0 34.5 $304.9 $283.9 $271.5 $263.0 $254.5 Total Debt to EBITDA 4.0 3.2 Balance Sheet Highlights 6/30/02 9/30/02 12/31/02 3/31/03 6/30/03

Sustainable Competitive Advantage Science-based, therapeutically focused discipline Efficient product selection, innovation and improvement 23 year history of developing pharmaceutical products Management's expertise in running diverse pharmaceutical businesses Product portfolio is broadening with new indications, line extensions and drug delivery technologies Alignment of the financial and business strategies to maximize shareholder value

Additional Information and Where To Find It Scarlet Holding Corporation, the holding company to be formed in this transaction, intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma and CIMA are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, CIMA, aaiPharma and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA, 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com and investors and may access copies of the documents filed with the SEC by CIMA on CIMA's website at www.cimalabs.com. In addition, copies may be obtained free of charge at written request to aaiPharma at 2320 Scientific Park Drive, Wilmington, North Carolina, attention: CFO or to CIMA at 10000 Valley View Road, Eden Prairie, Minnesota 55344, attention: CFO. aaiPharma, CIMA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of CIMA's stockholders in connection with the proposed transaction is set forth in CIMA's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

August 5, 2003 aaiPHARMA AND CIMA ANNOUNCE MERGER TO CREATE A LEADING SCIENCE-BASED, SPECIALTY PHARMACEUTICAL COMPANY

Forward Looking Statements This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed merger of aaiPharma and CIMA. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which aaiPharma or CIMA expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and CIMA to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; a deterioration in the business of aaiPharma and Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and CIMA's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and CIMA do not undertake obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

A New Beginning... Fully integrated science-based, specialty pharmaceutical company Established, diversified and growing base of proprietary brands 17 proprietary products in the pipeline Dedicated science-base of 1,000+ scientists and researchers Expected 2004 R&D budget in excess of $30 million Over 190,000 square feet of sterile and non-sterile production facilities 200 sales and marketing professionals (pharmaceutical and development)

A New Beginning... Market capitalization: Approx. $900 million 2004 financial profile Revenues: $405 to $415 million EPS: $1.25 to $1.30 Strong and flexible financial position

Complementary Strengths aaiPharma CIMA Robust Product Pipeline Successful Base of Acquired and Improved Brands and Technologies Strong R&D Knowledge, Growing Sales and Marketing Capabilities Market-Leading ODT Technologies Proprietary Product Pipeline and Manufacturing Capabilities Intelligence on Product Acquisition Opportunities Established Core of Partnered Products Unlevered Capital Structure

Dynamic Value Creation Merger Benefits Ability to apply CIMA orally disintegrating tablet (ODT) drug delivery technologies to aaiPharma products Multiple platforms create broad services offering and formulations powerhouse Better exploit enabling technologies and diversify revenues Preeminent capability in drug delivery technology Expedites commercialization of proprietary products Enhanced R&D capabilities Expanded manufacturing capacity Strong cash flow and balance sheet

Strategic Acceleration Increases Growth Opportunities Broadens R&D Capacity & Manufacturing Operations Enhances Corporate Profile Strategic Synergies Drives Near & Long-Term Financial Returns

Application of CIMA ODT technology to aaiPharma products Capture full value of CIMA proprietary product pipeline and accelerate aaiPharma pipeline Acceleration of new product development through larger R&D budget Enables additional brand acquisitions Increases Growth Opportunities

Expansion of scientific and technical bases Advances pipeline of proprietary products Dedicated science-base of 1,000+ scientists and researchers Over 175,000 square feet of R&D facilities Increases investment in R&D Positioned to develop additional proprietary products Expected 2004 R&D budget in excess of $30 million Broadens R&D and Manufacturing Capabilities

OraSolv(r) 2010 Taste-masking, broader range of activities and dosage levels DuraSolv(tm) 2018 More compactable formulation, more flexible, less expensive packaging PakSolv(tm) 2017 Blister packaging process and materials Technologies Patent Exclusivity Primary Function Partner Products Broadens R&D and Manufacturing Capabilities ODT Products on the Market

Technologies Patent Expiry Primary Function Broadens R&D and Manufacturing Capabilities

Darvon(r) / Darvocet(tm) Methadone Fentanyl Omeprazole OraSolv(r) OraSolv(r) OraVescent(r) OraSolv(r) Technologies for Potentially Creating Branded Proprietary Drugs Broadens R&D and Manufacturing Capabilities

Expands manufacturing capabilities and capacity Oral and injectable dose production facilities 1 billion blister tablet capacity in 2004 950 million bottle tablet capacity by 2004 75,000 liters of sterile product annually Over 190,000 square feet of sterile and non-sterile production facilities Eden Prairie, MN Brooklyn Park, MN Wilmington, NC Charleston, SC Broadens R&D and Manufacturing Capabilities

Increases market capitalization Improves share liquidity Expands shareholder base Provides financial flexibility Diversifies revenue stream Leverages experienced management team and highly skilled workforce Employees (approx.): 1,500 R&D: 1,000 Sales & Marketing: 200 (pharmaceutical and development) Enhances Corporate Profile

Estimated Annual Synergies: 2004 Between $8 million and $10 million 2005 Between $18 million to $20 million, increasing thereafter Economies of scale in manufacturing from increased capacity utilization Greater leverage of both companies' R&D expertise and infrastructure Elimination of public company costs and rationalization of general & administrative operations Sales of CIMA technologies through aaiPharma's existing sales force Strategic Synergies

Drives Near & Long-Term Financial Returns Establishing 2004 Holding Company revenue guidance of $405 to $415 million 2003-2006 CAGR Revenue Growth of 18% to 20% Establishing 2004 Holding Company EPS guidance $1.25 to $1.30 2003-2006 CAGR EPS Growth of 25% to 30%

Management Team with Extensive Industry Experience

Transaction Summary

- Stock-for-stock exchange, tax-free transaction (subject to IRS notification)
- Holding company transaction structure
  - At closing, all *aaiPharma* and CIMA shareholders will receive shares in a newly formed public company
  - 1.000 Holding Company shares for each *aaiPharma* share
  - 1.3657 Holding Company shares for each CIMA share
- Share ownership (fully diluted)
  - *aaiPharma* 59.4%
  - CIMA 40.6%
- Approved and recommended by both *aaiPharma* and CIMA Boards
- At closing, there will be 8 directors of the Holding Company; 4 current *aaiPharma* directors and 4 current CIMA directors. Prior to the closing, *aaiPharma* will designate 3 of its directors who are independent and CIMA will designate 2 of its directors who are independent and these 5 independent directors shall select, after the closing, between one and three additional directors to the board of directors of Holding Company.
- Next steps
  - Hart-Scott-Rodino filings
  - Special shareholder meetings for both companies—Q4 2003
  - Closing anticipated in Q4 of 2003

18

aaiPharma® DEVELOPING CHEMISTRY INTO MEDICINE

CIMA™

Compelling Merger of Complementary Businesses Strategic and cultural fit Diverse portfolio of brands, technologies and partnered products Substantial R&D and manufacturing expertise Strong and flexible financial position Experienced management team Compelling synergies expected ? ? ? ? ? ?

Additional Information and Where To Find It Scarlet Holding Corporation, the holding company to be formed in this transaction, intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma and CIMA are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, CIMA, aaiPharma and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA, 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com and investors and may access copies of the documents filed with the SEC by CIMA on CIMA's website at www.cimalabs.com. In addition, copies may be obtained free of charge at written request to aaiPharma at 2320 Scientific Park Drive, Wilmington, North Carolina, attention: CFO or to CIMA at 10000 Valley View Road, Eden Prairie, Minnesota 55344, attention: CFO. aaiPharma, CIMA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of CIMA's stockholders in connection with the proposed transaction is set forth in CIMA's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

August 5, 2003 aaiPHARMA AND CIMA ANNOUNCE MERGER TO CREATE A LEADING SCIENCE-BASED, SPECIALTY PHARMACEUTICAL COMPANY

Forward Looking Statements This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed merger of aaiPharma and CIMA. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which aaiPharma or CIMA expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and CIMA to obtain the stockholder and regulatory approvals required for the merger; the new company's ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or to the new company's ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies' products; a deterioration in the business of aaiPharma and Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies' programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma's and CIMA's businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and CIMA do not undertake obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

A New Beginning... Fully integrated science-based, specialty pharmaceutical company Established, diversified and growing base of proprietary brands 17 proprietary products in the pipeline Dedicated science-base of 1,000+ scientists and researchers Expected 2004 R&D budget in excess of $30 million Over 190,000 square feet of sterile and non-sterile production facilities 200 sales and marketing professionals (pharmaceutical and development)

A New Beginning... Market capitalization: Approx. $900 million 2004 financial profile Revenues: $405 to $415 million 2004 - 2007 CAGR Revenue Growth of 20% to 25% EPS: $1.25 to $1.30 2004 - 2007 CAGR EPS Growth of 35% to 40% Strong and flexible financial position

Complementary Strengths aaiPharma CIMA Robust Product Pipeline Successful Base of Acquired and Improved Brands and Technologies Strong R&D Knowledge, Growing Sales and Marketing Capabilities Market-Leading ODT Technologies Proprietary Product Pipeline and Manufacturing Capabilities Intelligence on Product Acquisition Opportunities Established Core of Partnered Products Unlevered Capital Structure

Dynamic Value Creation Merger Benefits Ability to apply CIMA orally disintegrating tablet (ODT) drug delivery technologies to aaiPharma products Multiple platforms create broad services offering and formulations powerhouse Better exploit enabling technologies and diversify revenues Preeminent capability in drug delivery technology Expedites commercialization of proprietary products Enhanced R&D capabilities Expanded manufacturing capacity Strong cash flow and balance sheet

Strategic Acceleration Increases Growth Opportunities Broadens R&D Capacity & Manufacturing Operations Enhances Corporate Profile Strategic Synergies Drives Near & Long-Term Financial Returns

Application of CIMA ODT technology to aaiPharma products Capture full value of CIMA proprietary product pipeline and accelerate aaiPharma pipeline Acceleration of new product development through larger R&D budget Enables additional brand acquisitions Increases Growth Opportunities

Expansion of scientific and technical bases Advances pipeline of proprietary products Dedicated science-base of 1,000+ scientists and researchers Over 175,000 square feet of R&D facilities Increases investment in R&D Positioned to develop additional proprietary products Expected 2004 R&D budget in excess of $30 million Broadens R&D and Manufacturing Capabilities

OraSolv(r) 2010 Taste-masking, broader range of activities and dosage levels DuraSolv(tm) 2018 More compactable formulation, more flexible, less expensive packaging PakSolv(tm) 2017 Blister packaging process and materials Technologies Patent Exclusivity Primary Function Partner Products Broadens R&D and Manufacturing Capabilities ODT Products on the Market

Technologies Patent Expiry Primary Function Broadens R&D and Manufacturing Capabilities

Darvon(r) / Darvocet(tm) Methadone Fentanyl Omeprazole OraSolv(r) OraSolv(r) OraVescent(r) OraSolv(r) Technologies for Potentially Creating Branded Proprietary Drugs Broadens R&D and Manufacturing Capabilities

Expands manufacturing capabilities and capacity Oral and injectable dose production facilities 1 billion blister tablet capacity in 2004 950 million bottle tablet capacity by 2004 75,000 liters of sterile product annually Over 190,000 square feet of sterile and non-sterile production facilities Eden Prairie, MN Brooklyn Park, MN Wilmington, NC Charleston, SC Broadens R&D and Manufacturing Capabilities

Increases market capitalization Improves share liquidity Expands shareholder base Provides financial flexibility Diversifies revenue stream Leverages experienced management team and highly skilled workforce Employees (approx.): 1,500 R&D: 1,000 Sales & Marketing: 200 (pharmaceutical and development) Enhances Corporate Profile

Estimated Annual Synergies: 2004 Between $8 million and $10 million 2005 Between $18 million to $20 million, increasing thereafter Economies of scale in manufacturing from increased capacity utilization Greater leverage of both companies' R&D expertise and infrastructure Elimination of public company costs and rationalization of general & administrative operations Sales of CIMA technologies through aaiPharma's existing sales force Strategic Synergies

Drives Near & Long-Term Financial Returns Establishing 2004 Holding Company revenue guidance of $405 to $415 million 2004-2007 CAGR Revenue Growth of 20% to 25% Establishing 2004 Holding Company EPS guidance $1.25 to $1.30 2004-2007 CAGR EPS Growth of 35% to 40%

Management Team with Extensive Industry Experience

Transaction Summary

- Stock-for-stock exchange, tax-free transaction (subject to IRS notification)
- Holding company transaction structure
  - At closing, all *aaiPharma* and CIMA shareholders will receive shares in a newly formed public company
  - 1.000 Holding Company shares for each *aaiPharma* share
  - 1.3657 Holding Company shares for each CIMA share
- Share ownership (fully diluted)
  - *aaiPharma* 59.4%
  - CIMA 40.6%
- Approved and recommended by both *aaiPharma* and CIMA Boards
- Shareholder agreements are in place with Frederick Sancilio, Philip Tabbiner, John Siebert, and Steven Ratoff
- At closing, there will be 8 directors of the Holding Company; 4 current *aaiPharma* directors and 4 current CIMA directors. Prior to the closing, *aaiPharma* will designate 3 of its directors who are independent and CIMA will designate 2 of its directors who are independent and these 5 independent directors shall select, after the closing, between one and three additional directors to the board of directors of Holding Company.
- Next steps
  - Hart-Scott-Rodino filings
  - Special shareholder meetings for both companies—Q4 2003
  - Closing anticipated in Q4 of 2003

aaiPharma DEVELOPING CHEMISTRY INTO MEDICINE

CIMA™

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Compelling Merger of Complementary Businesses Strategic and cultural fit Diverse portfolio of brands, technologies and partnered products Substantial R&D and manufacturing expertise Strong and flexible financial position Experienced management team Compelling synergies expected 3 3 3 3 3 3

Additional Information and Where To Find It Scarlet Holding Corporation, the holding company to be formed in this transaction, intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma and CIMA are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, CIMA, aaiPharma and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA, 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors may access copies of the documents filed with the SEC by aaiPharma on aaiPharma's website at www.aaiPharma.com and investors and may access copies of the documents filed with the SEC by CIMA on CIMA's website at www.cimalabs.com. In addition, copies may be obtained free of charge at written request to aaiPharma at 2320 Scientific Park Drive, Wilmington, North Carolina, attention: CFO or to CIMA at 10000 Valley View Road, Eden Prairie, Minnesota 55344, attention: CFO. aaiPharma, CIMA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma's stockholders in connection with the proposed merger is set forth in aaiPharma's proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of CIMA's stockholders in connection with the proposed transaction is set forth in CIMA's proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.